CANTOR EQUITY PARTNERS I, INC.

110 East 59th Street
New York, NY 10022

December 20, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, DC 20549

Attention:	Ruairi Regan
Brigitte Lippmann

Re:	Cantor Equity Partners I, Inc.
Registration Statement on Form S-1
Filed November 1, 2024, as amended File No. 333-282947

Mr. Regan:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Cantor Equity Partners I, Inc. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 5:30 p.m. ET on Friday, December 20, 2024, or as soon as thereafter practicable.

Very truly yours,

/s/ Brandon Lutnick
Brandon Lutnick
Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP